Exhibit 12
AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine months ended September 30, 2017	Year ended December 31, 2016
Earnings before income taxes	$457	$787
Undistributed equity in earnings of investees	(10)	(25)
Fixed charges:
Interest on annuities	635	800
Interest expense	64	76
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	17	23
EARNINGS	$1,164	$1,662

Fixed charges:
Interest on annuities	$635	$800
Interest expense	64	76
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	17	23
FIXED CHARGES	$717	$900

Ratio of Earnings to Fixed Charges	1.62	1.85

Earnings in Excess of Fixed Charges	$447	$762

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